Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004, as amended by Amendment No. 1 dated as of October 18, 2004 (as amended, the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, Amendment No. 1 is on File with the SEC as an exhibit to the Current Report on Form 8-K filed by Cooper on October 18, 2004, and both are incorporated by reference into this filing.

The following is an email sent by Greg Fryling, Chief Operating Officer of CooperVision, Inc., to certain employees of Cooper regarding the proposed acquisition of Ocular Sciences by Cooper.

Email to certain Cooper employees regarding integration efforts

CooperVision, Inc.

West Coast Corporate Office

21062 Bake Pkwy., Suite 200

Lake Forest, CA 92630

(949) 597-4700

Fax (949) 597-1114

October 21, 2004

Dear CooperVision Employee:

Employee Announcement Re: Integration Planning between CooperVision and Ocular Sciences, Inc.

The following information is an update regarding the current status of the integration efforts.

As indicated in earlier announcements there are integration teams composed of employees from CVI and OSI in place that are planning the required steps to successfully integrate all of the various functions and regions into CVI.

These teams are currently focusing on the budgets, organization structures and personnel requirements for the new organization going forward. Preliminary reviews of these recommendations are being conducted throughout CVI. The U.S., Canadian and European interim reviews were completed last week. Final European reviews will be held in Europe the week of October 25th.

The U.S. sales and marketing organizations along with the functional areas in all regions including I/T, Finance, RAQA, Manufacturing , Distribution and HR will be conducted the week of November 8, 2004.

Once the budgets, organizational structure and personnel requirements are approved and the merger is consummated, personnel decisions can be finalized and communication to both organizations can begin.

Sincerely,

Greg

Gregory A. Fryling

Chief Operating Officer

CooperVision, Inc.

* * *

In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF

COOPER AND OCULAR SCIENCES ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors can obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials have been mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive joint proxy statement/prospectus as well as other relevant documents filed with the SEC when they become available.